May 17, 2005


Marianne Drost, Esq.
Senior Vice President, Deputy General
   Counsel and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

      Re:	Verizon Communications Inc.
      	Form S-4 filed April 12, 2005
      	Form S-4/A filed May 9, 2005
      	File No. 333-124008

		MCI, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005

		Form 10-Q for the quarter ended March 31, 2005
		Filed May 9, 2005
		File No. 001-10415

Dear Ms. Drost:

      We have reviewed the above-referenced filings and have the following comments. Page numbers correspond to the amended version of the Form S-4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Prospectus Cover Page/Letter to Shareholders
1. Please limit your cover page to one page. Also limit the cover page disclosure to information required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, please delete the last sentence of the second paragraph, as this disclosure does not appear to constitute information required by Item 501 of Regulation S-K or, without sufficient additional contextual information, information that is key in making an investment decision.
2. The disclosure in the third paragraph regarding the consideration that MCI shareholders will receive appears to be dense and not drafted to highlight what they will receive. Please write the disclosure in clear, plain English from the perspective of shareholders who are voting on the merger. See Rule 421(d) of Regulation C. Please consider highlighting this information through, for example, bullet points. For instance, please simply state at the beginning of this disclosure the minimum total value of cash and stock consideration shareholders are expected to receive. Clarify that the formula is designed to provide MCI shareholders with at least $20.40 in Verizon common stock and that the $20.40 floor applies if the Verizon average stock price is $35.52 per share or less. Please also prominently disclose that notwithstanding the expected total consideration in cash and stock, the aggregate consideration and the special dividend are subject to downward adjustment.
3. Clearly state that, due to the price protection mechanism, MCI shareholders will not know at the time they vote the exact mix of cash and stock they will receive. Additionally, clarify that MCI shareholders will not know at the time of the vote the number of Verizon shares they will receive due to the operation of the pricing formula.
4. Please disclose the approximate aggregate value of the transaction and clarify whether that amount includes the special cash dividend being paid from MCI`s excess cash. Also disclose the approximate percentage of Verizon`s outstanding stock that MCI shareholders will own after the merger is completed. Finally, disclose the total number of Verizon shares currently expected to be issued under the proposed merger, as required by Item 501(b)(2) of Regulation S-K.
5. Please revise the cover page and exhibit 99.1 to clearly indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).




Questions and Answers About the Merger, page iv

Q: Why are the companies proposing the merger?, page iv
6. Either here or under "Reasons for the Merger" on page 7, provide a brief discussion of the potential benefits and detriments of the proposed merger. The discussion should be presented in a balanced format so that the detriments are presented in the same format as the benefits. Highlight both the disadvantages and adverse consequences associated with the transaction that were considered by MCI`s board.

Summary, page 1

	The Companies, page 1
7. In your brief discussion of Verizon`s and MCI`s businesses, please note their current financial condition, including revenues and net income or losses for both companies for fiscal 2004 and MCI`s impairment charge of $3.5 billion in 2004. Please also briefly disclose MCI`s emergence from bankruptcy. Make conforming revisions to your disclosure on pages 97 and 98.

      Structure of the Merger, page 2
8. Identify the "certain other conditions" that, if unsatisfied, could result in you using the alternative merger structure. Briefly address the impact of the alternative merger on MCI shareholders in addition to the different tax treatment mentioned on page 9, if any.

Merger Consideration and Conversion of MCI Common Stock, page 3 Potential Downward Purchase Price Adjustment for Specified Liabilities, page 4
Special Cash Dividend, page 3
9. As currently written and organized, it is very difficult to understand what the merger consideration is intended to be, the exact timing of payment of the merger consideration and the special cash dividend. It is also difficult to assess the potential magnitude of any downward purchase price adjustment. Please revise to provide a more integrated discussion so that it is clear what the MCI shareholders can expect to receive and when. Also, please revise to present as a bulleted list the reasons why the merger consideration is not determinable now or at the time of the shareholder meeting.

Merger Consideration and Conversion of MCI Common Stock, page 3
10. Discuss the significance to shareholders if Verizon pays any shortfall in the payment of the special dividend as a per share cash amount to be received in the merger. For instance, address the differences in the timing and tax treatment of the payment of the per share cash amount.

Potential Downward Purchase Price Adjustment for Specified
Liabilities, page 3
11. Disclose that as of December 31, 2004, MCI had accrued liabilities of approximately $1.825 billion with respect to matters that would constitute specified liabilities.
12. Advise us whether you will resolicit and/or obtain updated fairness opinions in the event the merger consideration is adjusted downward, and if not, why not. In this regard, it does not appear that the current disclosure will permit shareholders to make a reasonably informed investment decision on the proposed transaction given the uncertainty of the consideration. Also tell us to what extent the value of the merger consideration can be reduced. Are you able to provide at least a reasonable range of a potential downward adjustment? We may have further comment upon review of your response.
13. Consider revising any references throughout the document to the pricing mechanism that protects the value of the merger consideration from falling below $20.40 in light of our preceding comment.
Given
the potential downward adjustment, it does not appear that the consideration is "protected."

	Special Cash Dividend, page 4
14. We note your disclosure that MCI`s board "will, except to the extent prohibited by applicable law or covenants in certain existing indentures, declare and pay a special cash dividend equal to all its
remaining `excess cash`...."  Please provide additional disclosure to
assist investors in assessing whether, and to what extent, this special dividend will be paid. In this regard, we note your disclosure that MCI`s board previously determined that MCI`s excess cash was equal to $2.2 billion, a portion of which has been paid in the form of dividends. Please disclose MCI`s current excess cash and disclose the amount of the dividend that would be paid based on that amount. Ensure that your revised disclosure specifically identifies the circumstances in which MCI will not pay the full amount of the special cash dividend.
15. Address the potential impact of the restrictions under the senior notes on MCI`s ability to pay the special cash dividend. Provide expanded disclosure of the specific restrictions contained in the indentures in the section entitled "Senior Notes" on page 70.

	Conditions to Completion of the Merger, page 5
16. Disclose here, and on pages 91 and 92 under "Conditions to the Closing of the Merger," the material conditions to the merger that are waiveable. In addition, disclose whether it is the MCI board`s intent to resolicit shareholder approval of the merger if either party waives material conditions. Note our position that resolicitation is generally required when companies waive material conditions to a merger.

Termination of the Merger Agreement, page 7
17. Please describe the circumstances under which MCI would be required to pay the $240 million termination fee and reimburse
Verizon for up to $10 million in expenses. Briefly discuss the financial impact this payment would have on MCI.

      Material United States Federal Income Tax Considerations,
page
9
18. We note that receipt of favorable tax opinions is a waivable condition under the merger agreement. Because the tax consequences are material, a waiver of the condition, the change in your intended merger structure and the related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. Provide an affirmative statement that you intend to recirculate and resolicit if there is a material change in tax consequences, the condition is waived and the alternative structure is utilized. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.
19. We note that "MCI intends to treat the special cash dividend to be paid to MCI stockholders as a distribution with respect to MCI common stock, and not as consideration with the merger or the alternative merger." This disclosure is vague. Accordingly, please clarify how this tax treatment will impact shareholders in both your
Summary and the subsection entitled "Special Cash Dividend" on page
75. In addition, note that only tax counsel or an accountant may render an opinion on tax consequences. Consider having tax counsel opine on the tax consequences regarding the special dividends and revise the disclosure as necessary. To the extent there is uncertainty in the characterization of the special dividend, then ensure that the expanded discussion of the tax consequences beginning on page 75 addresses the reasons for and degree of the uncertainty as well as how shareholders would be taxed pursuant to any alternative characterization of the special dividend. Also consider providing risk factor disclosure about the uncertainty, as appropriate.

Interests of MCI Directors and Executive Officers in the Merger,
page
10
20. Currently, this subsection lacks meaningful disclosure.
Please
briefly summarize the types of interests that MCI officers and directors may have in the merger that are not shared by other stockholders. Provide an aggregate dollar amount of the benefits executive officers and directors are expected to receive as a result of their interests in the merger, such as the values of the equity-based awards that will be accelerated and the retention payments and arrangements. Provide expanded disclosure under "Interests of MCI Directors and Executive Officers in the Merger" on page 66 by presenting quantified information on both an aggregate and individual basis.

Stock Purchase Agreement for Purchase of Certain MCI Shares, page
10
21. Briefly disclose how the terms of Verizon`s stock purchase agreement with Mr. Helu compare to the terms offered to other MCI shareholders in the merger. In this regard, we note that this stock purchase agreement was entered into after March 29, 2005, the date MCI`s board received fairness opinions regarding the consideration that all other MCI shareholders would receive. Ensure that the discussion later in the prospectus addresses the reasons that Verizon offered Mr. Helu a higher price than all other MCI shareholders and clearly explains how much he may receive as a result of the adjustments and additions that you briefly mention here.

Appraisal Rights, page 11
22. Clarify that appraisal rights are available only in the event
MCI
shareholders receive cash for their stock in the merger.

Risk Factors Relating to the Merger, page 20
23. We note your reference to risks described in Verizon`s and
MCI`s
respective Forms            10-K that you have incorporated by
reference into the joint proxy statement/prospectus. If you intend to incorporate risk factors by reference, then please follow these guidelines:

* you must identify the particular section of the document that contains the risk factor disclosure that you are incorporating by reference;

* your risk factor disclosure must comply with our Rule 421 of
Regulation C.  See Question 3 of Updated Staff Legal Bulletin No.
7
(July 7, 1999); and

* your risk factor disclosure must be current.
In the alternative, you may physically include the risk factor disclosure in your document.

	Obtaining regulatory approvals may delay or prevent the closing of the merger . . ., page 21
24. We note your disclosure that "the merger may not be completed if the required consents and approvals are not obtained." We note that
Article VII of the merger agreement provides that each party can refuse to close the transaction for any failure to obtain certain regulatory approvals that results in a "Specified Material Adverse Effect." Please clearly disclose the rights of the parties to terminate the merger agreement with regard to the failure to obtain these regulatory approvals.

Following the merger, the market price of Verizon`s common stock .
..
.., page 22
25. Clarify why Verizon`s stock price could be affected because of the differing businesses of each company.

MCI`s executive officers, including Mr. Capellas . . ., page 23
26. Rather than stating that the interests of these MCI executive officers are "different," please revise to state that these interests are greater than, and in addition to, the interests of other MCI`s shareholders.
MCI and Verizon are the subject of various legal proceedings . .
..,
page 23
27. In an appropriate location in the prospectus, please update the status of these lawsuits. Also provide to us copies of all of the pleadings regarding these lawsuits.

MCI has been actively working to improve its internal controls . .
..,
page 24
28. Please revise the caption to more particularly describe the risk posed and how this could impact your business. In addition, please disclose in the text that MCI`s executive officers concluded that MCI`s disclosure controls and procedures were not effective and why.
Please also describe in greater detail the material weakness identified as of March 31, 2005 in MCI`s internal controls and briefly describe the "other areas" that MCI`s management believes should be further enhanced. Also, your disclosure that the failure to have appropriate controls "could materially and adversely affect
MCI" is generic. Describe the particular impact to MCI`s business.
In addition, please consider disclosing whether the risk you describe could impact Verizon`s business after closing.

The merger may not occur or, if it does, may not provide . . ., page
24
29. The risk that the merger may not occur and the risk that the merger may not provide the anticipated benefits appear to be distinct. Accordingly, please address these risks in separate risk factors.

Background of the Merger, page 27
30. For each of the alternative opportunities that MCI`s board considered, please explain why the board ultimately decided not to pursue the opportunity. In this regard, we note the following alternatives:
* the negotiations with and offer MCI received from the RBOC;

* MCI`s discussions with the private equity funds in January 2005;

* the inquiries from "several other parties" regarding alternative transactions from June through September of 2004;

* the possibility of a joint venture with Verizon; and

* the alternative of remaining as a stand-alone company.

Also ensure to disclose the details of any specific terms offered, such as quantified disclosure of the "best and final offer" made by the RBOC regarding a potential business combination.
31. We note your disclosure of other mergers in the telecommunications industry. Please clarify how these announcements impacted the progression of the merger negotiations.
32. Please provide a more integrated discussion of the MCI board`s evaluation of each of the competing offers by Verizon and Qwest. Please revise your discussion to provide a more clear comparison of the key competing deal terms and the negotiation of these terms. For example, please consider the following:
* How did the mix of cash and stock of each offer impact the MCI board`s decision?
* We note Mr. Breeden`s similar statements at two different board meetings regarding what the board sought to evaluate, "including the risks associated with an extended period prior to closing."
Please
clarify how the extended period prior to closing impacted the board`s decision.

* We reference the disclosure that in evaluating Qwest`s February
11,
2005 proposal, MCI`s board "discussed, among other considerations,
(i) the changing competitive nature of the industry, (ii) the increasing need for scale and comprehensive wireless capabilities,
(iii) access economics, (iv) the potential benefits of a
transaction
with Qwest, including the level and achievability of potential synergies and tax savings from use of Qwest`s net operating loss carry-forwards, (v) the state of Qwest`s capital structure, (vi) the ongoing ability to sustain network service quality and invest in new
capabilities and (vii) ensuring ongoing customer confidence among MCI`s large enterprise customers." In evaluating Qwest`s March 31,
2005 proposal, we note the disclosure that "MCI would be willing to
declare Qwest`s proposal superior to the Verizon merger agreement
.. .
.." if Qwest was willing to revise its proposal to increase the total consideration to $30 per share, to make Qwest`s proposal irrevocable, to provide certainty of closing and "other merger terms." Please discuss how the increase in consideration and these other revisions to the terms would have satisfied the MCI board`s seven concerns expressed during the evaluation of the February 11, 2005 proposal.
* We note your disclosure regarding the amendment to the merger agreement relating to any decision by MCI`s board to change its recommendation and Verizon nonetheless having the option to require
MCI to cause a stockholder meeting to consider a Verizon/MCI merger.
We also note that MCI`s legal advisors advised the board on its legal duties and responsibilities regarding this new provision. Please clarify whether MCI resisted this particular provision and discuss how this amended provision impacted the process and the ability to consider any competing proposals. Discuss why the MCI board acquiesced to this new provision when it had knowledge that Qwest made a competing offer.
* Your disclosure regarding the April 5, 2005 MCI board meeting indicates that MCI`s board "continued its review and evaluation of Qwest`s revised proposal and comparison with the Verizon merger agreement, as amended, including, among other considerations, a consideration of financial terms, the uncertainties associated with
Qwest`s revised proposal in terms of value and likelihood of closing,
Qwest`s synergy assessments, and the risks associated with Qwest`s contingent liabilities." Please expand upon each factor and clarify how each of these considerations impacted the board`s decision to conclude that Qwest`s proposal was not superior. Also provide greater insight into the board`s analysis that increasing Qwest`s offer from $27.50 to $30 per share and other revised terms rendered it a superior proposal later that month.

* Provide an expanded description of the MCI board`s analysis as to
why Verizon`s revised proposal "was more favorable to MCI`s stockholders than Qwest`s latest proposal" at the meeting on May 1,
2005.
33. The Background section contains multiple references to presentations or analyses provided by MCI`s financial advisors relating to both Verizon`s and Qwest`s proposals, beginning with Lazard`s financial analysis of a potential business combination with
Qwest delivered in early October of 2004. Similarly, we note your disclosure regarding Verizon`s February 13, 2005 board meeting at which Bear Stearns presented to the Verizon board "an analysis of their valuations." Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the
transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response. Also provide us with copies of any written materials that the advisors provided to the boards throughout the negotiation period.
34. Clearly explain the reasons why MCI`s board concluded that it was
not interested in the proposed business combination transaction with
Qwest on December 10, 2004.  Were the reasons related to the board`s
"concerns regarding price and certainty" as expressed to Qwest`s advisors on January 21, 2005?
35. We note your disclosure concerning the transaction with Mr.
Helu.
In particular, we note your disclosure that on April 9, 2005, the
MCI
board "discussed the transaction between Verizon and the selling group...."  Please address how this transaction impacted the MCI board`s consideration of the competing proposed transactions with Verizon and Qwest. Disclose the substance of the board`s discussions about the transaction on April 9 and what it considered regarding the significantly higher consideration that Mr. Helu would receive compared to all other MCI shareholders.
36. Expand the disclosure relating to the concerns that several of MCI`s business customers expressed to the board. Disclose the specific nature of the concerns, when and how the customers expressed the concerns, the approximate number of customers and the potential impact to MCI`s business if these customers terminated their contracts. Also explain why Verizon insisted that this development, among any others, should be included in MCI`s press release.

Verizon`s Reasons for the Merger, page 48

37. Please disclose the bases of the projections for the amount and timing of the "annual pre-tax benefits and revenue enhancements following the closing of the merger [that] will reach $500 million in year one, $750 million in year two, and will ramp up to $1 billion in year three and beyond." Disclose the amount attributable to each item listed in this bullet point and provide a break down of the expected cost savings, to the extent possible. Also briefly describe the nature of the material assumptions underlying these projections.
38. Please expand the factors you list as "Other Material Factors Considered" by the board in making its recommendation. Vague statements of topics, such as "business operations and prospects" are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, explain how current financial market conditions supported the board`s decision. In addition, discuss the "expected impact" on each of MCI`s business operations, stockholders, suppliers, creditors, customers and employees resulting from the announcement of the merger. These are examples only. Similarly revise the section entitled "MCI`s Reasons for the Merger, as appropriate. For example, in your "Other Terms of the Merger Agreement with Verizon" subsection, please expand your explanation of each of the terms and why they supported the MCI board`s decision.
39. We note the reference to the risk factors in the negative factors considered. Please consider including specific disclosure in this section regarding any of the risks disclosed in the risk factor section. For example, please consider adding disclosure regarding to what extent the Verizon board considered the material weakness in MCI`s internal controls over financial reporting.

MCI`s Reasons for the Merger, page 51
40. Please clearly address how the board weighed the perceived long-term benefits of a transaction with Verizon compared to the higher total consideration offered by Qwest. It appears from your Background of the Merger section that, up to a certain point, the MCI board was prepared to declare a Qwest proposal superior if the total consideration was raised to a certain amount. Please describe in detail how the MCI board balanced the long-term interest of shareholders with the short-term interest of receiving the highest total consideration. In this regard, we note that the class action lawsuit appears to relate to the MCI board`s decision to approve the
Verizon offer notwithstanding Qwest`s higher merger consideration.
41. Provide a thorough discussion of the board`s conclusion that the merger with Verizon is fair despite the higher, all-cash payment to be made to Mr. Helu and his affiliates.
42. Expand the "Tax-Free Transaction" subsection to address what consideration the board gave to the fact that the merger will be fully taxable to MCI shareholders in the event the parties use the alternative structure.
43. On page 54, clarify the nature of the "possible consequences" of
Verizon`s condition that MCI reference the customer concerns in its press release.
44. In your "Alternative Proposals from Qwest" subsection, please expand each of these factors to describe what the board considered regarding each factor and to address how each factor supported or did not support the decision to reject Qwest`s offer. In this regard, please provide a more integrated discussion so that it is clear how each of the material transaction considerations impacted the MCI board`s decision to accept Verizon`s offer. For example, revise the second bullet to disclose the synergies estimates provided by both parties, how the estimates differed, what the board considered with respect to the "certainty, timing and costs by which the synergies might be achieved," and what the board concluded about MCI stockholders` participation in the synergies.
45. Under "Purchase Price Adjustment," it remains unclear how the board determined that the merger with Verizon is fair while considering the potential downward adjustment to the purchase price.
Please revise accordingly.

Opinions of MCI`s Financial Advisors - Greenhill & Co., LLC,
J.P. Morgan Securities Inc. and Lazard Freres & Co. LLC, page 56
46. Please provide us with any analyses, reports, presentations,
or
similar materials, including projections, prepared for or by the financial advisors to MCI in connection with rendering the fairness opinions.  We may have further comment upon receipt of these materials.
47. We note your statement on page 59 that "none of Greenhill,
J.P.
Morgan or Lazard has rendered any opinion as to the relative merits
of or consideration offered in any transaction proposed by Qwest as
compared to the transactions contemplated by the merger
agreement."
Please revise to reconcile this statement with the disclosure appearing throughout the Background section that MCI`s advisors provided financial analyses with respect to the Qwest offers. We note, for example, your disclosure that "[i]n early October [2004],
Lazard`s financial analysis of a potential business combination transaction with Qwest was delivered to MCI`s board of directors for discussion purposes." Other examples include the advisors` "financial analyses with respect to Qwest`s revised proposal and the
Verizon merger agreement" on pages 45 and 47.
48. Provide quantified disclosure of the specific estimates of the cost savings and operating improvements that Verizon provided to MCI`s advisors and illustrate how they differed from MCI`s estimates.
49. We note the advisors` assumption that the purchase price will not
be adjusted "in an amount greater than that described [to the advisors]... based on the estimated specified included liabilities...."  Disclose the amount of the estimated specified included liabilities provided to the advisors by MCI management and indicate whether the amount corresponds to the $1.775 billion threshold at which no adjustment will be made under the merger agreement. We may have further comment.
50. Please disclose the dates that Greenhill, J.P. Morgan and Lazard were engaged to provide their advisory services. Also provide us with copies of the engagement letters.
51. As required by Item 1015(b)(3) of Regulation M-A, please briefly explain the method used by the MCI board in selecting Greenhill, J.P.
Morgan and Lazard to provide a fairness opinion. Also disclose any instructions or limitations regarding the fairness opinions that the
MCI board provided to Greenhill, J.P. Morgan or Lazard. See Item 1015(b)(6) of Regulation M-A.
52. As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that Greenhill, J.P. Morgan and Lazard will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A. Address what consideration the MCI board gave to the fact that two of the three advisors have provided services to Verizon.
53. Quantify the portion of the fees payable to each of the advisors that are contingent upon the consummation of the merger. In addition, revise any references to the advisors` opinions and analyses appearing in "MCI`s Reasons for the Merger" to address these contingent payments.
54. Indicate whether Greenhill, J.P. Morgan and Lazard recommended the amount of consideration to be paid in the transaction in accordance with Item 1015(b)(5) of Regulation M-A.
55. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analysis and conclusion are relevant to shareholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples, ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Also describe the purpose of each analysis. For example, explain why the Stockholders Value Creation Analyses, including the sum-of-the-parts analysis, and other particular measures or methodologies were chosen. In this regard, for each analysis, explain the conclusions stockholders should draw from the reported results. Reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure very difficult to understand. Among your revisions, explain what the advisors mean by "implied equity values,"
"terminal value," "theoretical analyses," "perpetual growth rates,"
"normalizing free cash flows" and "sensitivity analysis. We may have further comments once we have reviewed the revised disclosure.
56. MCI Comparable Company Analysis, page 59 and MCI Comparable Transaction Analysis, page 60. Revise to explain how the advisors selected AT&T and the SBC acquisition of AT&T and why it deemed them comparable. Similarly revise the analyses for Verizon. Also address the usefulness of these analyses given that the advisors selected only one company and one transaction as comparable to MCI.
57. MCI Management Case Discounted Cash Flow Analyses. Please expand your discussion of how the advisors calculated the weighted average cost of capital range from 9% to 10% for MCI. Provide similar discussions regarding the other discounted cash flow analyses.
58. Implied Exchange Ratio Analysis, page 62. Please explain the results of this analysis and how the results were used to analyze the fairness of the consideration to be received by MCI shareholders in the merger.
59. Sum-of-the-Parts Analysis, page 62. Explain what "expected cost savings and operating improvements" were included in this analysis and how they differed from the estimates of cost savings and operating improvements as provided by the managements of Verizon and
MCI, if at all.

Regulatory Approvals Required for the Merger, page 69
60. Provide updated disclosure of when you can expect to receive the various approvals described throughout this section, to the extent possible. Also disclose the potential lengths of any delays in obtaining approval.
61. Do the parties anticipate any specific divestitures or other changes to the combined company in order to obtain the necessary regulatory approvals? If so, please revise to disclose them to the extent practicable. Disclose how such adjustments could cause either party to terminate the merger agreement and why.

Senior Notes, page 70
62. Disclose the aggregate principal amount of the senior notes. Also, please clarify whether the interest rate increased due to a change in credit ratings. Furthermore, indicate MCI`s plans with respect to the notes, i.e., whether it will redeem the notes before or offer to purchase the notes after the closing of the merger.

Material United States Federal Income Tax Considerations, page 74
63. We note your disclosure that "[a]ssuming that the merger does qualify for such treatment, the following discussion is a summary...."  Counsel may not assume any legal conclusions
underlying
the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction is structured to qualify as a reorganization under Section 368(a).
64. It appears that you intend the tax discussion to be counsel`s opinion. If so, please revise to clearly state that this is counsel`s opinion and to identify the counsel rendering the opinion.
Alternatively, advise us whether you intend to obtain and file long-form tax opinions.
65. Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For instance, you should obtain an opinion of counsel regarding the tax consequences of the alternative merger to support your assertion that it "might qualify as a reorganization."

The Merger Agreement, page 79
66. We note your statement in the second italicized paragraph on page
79 that the representations and warranties in the merger agreement were "made for the purposes of allocating contractual risk...instead of establishing these matters as facts." Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.
67. We note your statement in the same paragraph that "[i]nformation about Verizon or MCI can be found elsewhere in this proxy statement and prospectus and in the other public filings that each of Verizon and MCI makes with the SEC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
68. Under "Potential Downward Purchase Price Adjustment for
Specified
Liabilities" on page 80, address whether MCI`s recent $100 million settlement with the state of Mississippi to cover back taxes will be included in the calculation of the paid specified included liabilities amount.
69. Disclose who will make the determination whether a "material adverse effect" or a "specified material adverse effect" has occurred, as defined on pages 84 and 86, respectively.

Unaudited Pro Forma Condensed Combined Financial Statements, page
97

General
70. Please update for the quarter ended March 31, 2005.

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements

Note 2.  Purchase Price, page 99
71. Tell us why you consider the $5.60 special cash dividend that will be paid by MCI as part of the purchase price paid by Verizon.
72. Discuss the additional amounts that may be payable to affiliates associated with Carlos Slim Helu and the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 3 as well as throughout Form S-4 Amendment No. 1.
Tell us your consideration of providing additional pro forma presentations that give effect to the range of possible results.

73. Disclose how you determined the amounts reflected in (3) based upon your disclosed assumption that 50% of the total acquired intangible assets, before related deferred taxes, were attributable to amortizable intangible assets and 50% was attributable to goodwill.
74. Tell us your consideration of providing additional pro forma presentations that give effect to the range of possible results for the estimated allocation of the purchase price to certain acquired identifiable intangible assets.
75. Disclose how you determined the increase in long-term debt of $(345) to arrive at fair value.
76. Disclose how you determined the deferred taxes of $(1,122).

Note 5. Pro Forma Adjustments, page 95
77. Revise to provide pro forma footnotes which clearly explain the assumptions involved and show how the adjustments were computed. Specifically expand your disclosure for the following adjustments:
(a), (b), (c), (d), (e), (f), (h), and (i).
78. Disclose the expected useful lives of significant assets acquired.
79. Disclose the change of control provisions regarding the Senior Notes discussed on pages F-41 and 34 of Form 10-K for December 31, 2004 for MCI, Inc..
80. Provide pro forma disclosure for the provisions in the MRSP for change in control as disclosed on page F-48 of Form 10-K for December
31, 2004 for MCI, Inc.
81. Tell us about any other change in control provisions that would be triggered by this transaction. Tell us your consideration of providing pro forma disclosure for them.
82. Disclose, but do not include in your pro formas, the MCI Retention Program discussed on page 67.

The Special Meeting of MCI Stockholders, page 105

	Proxies, page 106
83. Briefly describe the internet voting procedures and indicate the validity of proxies granted electronically under Delaware law. See
July 1997 Telephone Interpretations #N.17. Include a similar statement about the validity of these proxies on the proxy card. Please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Solicitation of Proxies, page 107
84. We note your statement that proxies may be solicited by
"personal
interview, telephone, facsimile and electronic mail...."  Please note
that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of
Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Other Matters, page 120
85. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise this paragraph and the proxy card to include this language.
86. Revise this paragraph to clarify whether the adjournment you mention relates to soliciting additional proxies. Please note the staff`s view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

Where you can Find More Information, page 120
87. Revise to specifically incorporate by reference MCI`s definitive proxy materials filed on April 20, 2005.

Annex A
88. As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of any omitted schedules or disclosure letters, together with an agreement to furnish to us a copy of any omitted document upon request.

Exhibits
89. In the consents filed as exhibits 99.2 through 99.4, each advisor makes similar statements that its consent is being delivered or included "solely in connection with the initial filing of the aforementioned Registration Statement." Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.
90. As required by Item 601(b)(4) of Regulation S-K, please file all instruments defining the rights of Verizon common stockholders. Alternatively, confirm that all such instruments have been filed.
91. Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

Exhibit 23.4
92. Revise to include the correct number of shares being registered.

Exhibit 23.5
93. Revise to refer to amendment number 1 of Form S-4. Future consents should refer to the correct amendment.

Exhibit 23.6
94. Revise to refer to the correct dates and footnotes in the dual dated report.

Rule 425 filings
95. Please note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in Verizon`s future Rule 425 communications.

MCI Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

	Use of Estimates, page F-12
96. Tell us in detail the reasons for the change in estimates.



      Recognition of Revenues, page F-17
97. Tell us in detail about the criteria that have to be met for the grants of IRUs of fiber or cable in exchange for cash that were disclosed on page F-18 to be accounted for as sales type leases.
Please quantify for each period presented.

Note (3) Impairment Charges, page F-23
98. We note your disclosure on page F-23 that your impairment evaluations were performed at the entity level. Furthermore we note the existence of various subsidiaries for which you are filing tax returns at the subsidiary level and the segments that were disclosed in Note (22). Tell us the factors you considered in concluding that the entity level is the level specified in the appropriate accounting literature.
99. We note that you recorded an impairment of approximately $3.3 billion in the third quarter of 2004. The timing of the impairment was less than one year after revising your financial reporting to adopt fresh-start reporting in accordance with SOP 90-7. Tell us in detail about the market, business and regulatory changes that occurred that necessitated the change to your forecasts resulting in the impairment. Tell us how the impairment analyses were performed.
Tell us how you determined the allocation of the carrying values to long-lived assets and intangible definite-lived and indefinite lived assets.
100. Tell us how the impairment charge of $260 million to an indefinite-lived intangible asset resulted in a $99 million tax benefit. Tell us the nature of this asset.
101. Tell us how you followed your impairment policy to determine the amount of impairment that you recorded in the year ended December 31,
2002 with regard to your Integrated Network as disclosed on page
F-
25.

Note (3) Impairment Charges, page F-23
Note (4) Fresh-Start Reporting, pages F-26 and F-28
Note (23) Related Party Transactions, page F-79
102. We note that you refer to independent valuations. While you are not required to make references to these independent valuations, when you do, you should disclose the name of the experts and include consents from the experts in the Form S-4 and the amendments thereto.
Please revise or advise.

Note (4) Fresh-Start Reporting, page F-26
103. Tell us and consider whether your disclosure should be expanded to show how the parameters on page F-27 were applied in developing the table presented on page F-29. Tell us the items for which you used the cost basis rather than market basis since market data was not available. Compare and contrast the key assumptions and approach you used with the steps used in determining the 2004 impairment.
104. Tell us your basis for the deferred revenue adjustment under fresh-start reporting that you disclosed on page F-27.
105. Expand your disclosure of the pro forma adjustments on page
F-30
to show how each adjustment was calculated.

Note (5) Voluntary Reorganization under Chapter 11

      Creditor Settlements, page F-31
106. Tell us how you determined the amount of the net settlement gain. Tell us your rationale for recording it as increased revenue and reductions of access costs and selling, general and administrative expenses.

Note (8) Intangible Assets, page F-35
107. Tell us the nature of the indefinite lived intangible assets that comprised "Other" of $103 at December 31, 2003.

Note (20) Income Taxes, page 58
108. Tell us in greater detail about the state tax contingencies regarding related party charges and how the lack of adequate accounting records will impact your ability to defend the state tax positions that you have taken. Do you have a similar problem for international subsidiaries?
109. Provide FAS 5 disclosure for the additional federal, state and foreign tax contingencies disclosed on page F-63.
110. Tell us why State and Foreign income taxes expressed as a percentage to arrive at the Effective tax rate for 2004 as disclosed on page F-59 are so much higher than the percentages for 2003 and 2002.

Note (24) Condensed Combined Financial Statements (Unaudited), page
F-83

111. Tell us why these condensed combined financial statements are not required to be audited.



MCI Form 10-Q for the quarter ended March 31, 2005

112. Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.

Item 4. Controls and Procedures, page 48

	1. Evaluation of Disclosure Controls and Procedures, page 48
113. We note your disclosure that "[d]isclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and completely and accurately reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." Please revise your future filings to state that disclosure controls and procedures are also controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

       2. Changes in Internal Control over Financial Reporting,
page
48
114. We note your disclosure that "[e]xcept for the efforts taken and currently underway as described above, there were no significant changes in our internal control over financial reporting or other factors that have materially affected or are reasonably likely to materially affect these internal controls over financial reporting as of the end of the period covered by this report." (emphasis added)
Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, for each of the remediation initiatives you have implemented, please disclose the dates you implemented each of these initiatives and describe these initiatives in greater detail. For example, disclose how many additional full time tax accounting staff you have hired and how many total employees you now have in this department. Also, please clarify how you "increased the formality and rigor of controls and procedures over accounting for income taxes." Please also disclose your expected timeframe for successfully remediating your weaknesses in your internal control over financial reporting.

Notes to Unaudited Condensed Consolidated Financial Statements

Note (3) Business Combination, page 10
115. Tell us your basis for amortizing customer relationships over an
18-year period.

Note (4) Voluntary Reorganization under Chapter 11

      Creditor Settlements, page 11
116. Tell us how you determined the amount of the net settlement gain. Tell us your rationale for recording it as reductions of access costs and selling, general and administrative expenses.


* * * * *


      As appropriate, please amend your registration statement and MCI`s periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event Verizon requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In connection with responding to our comments, please also provide, in writing, a statement from MCI acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Virga, Senior Staff Accountant, at
(202)
551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 3384 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.





Sincerely,



Michele M. Anderson
Legal Branch Chief

cc:	William Regner, Esq.
	Debevoise & Plimpton LLP
	(212) 909-6836 (fax)
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Marianne Drost, Esq.
Verizon Communications Inc.
May 17, 2005
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